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                                                                                                         EXHIBIT (12)(a)

                                                       PACIFICORP
                                           STATEMENTS OF COMPUTATION OF RATIO
                                              OF EARNINGS TO FIXED CHARGES
                                                (IN MILLIONS OF DOLLARS)


                                                                                                         Nine Months
                                                            YEAR ENDED DECEMBER 31,                         Ended
                                            _______________________________________________________
                                             1989        1990        1991        1992        1993     September 30, 1994
                                             ____        ____        ____        ____        ____     __________________

Fixed Charges, as defined:*
  Interest expense.......................  $  473.1    $  431.2    $  428.0    $  409.7    $  377.8         $252.5
  Estimated interest portion
    of rentals charged to expense........      29.9        23.3        20.4        17.1        20.1           13.7
  Preferred dividend requirement of
    majority-owned subsidiary............       4.5         4.2           -           -           -              -
                                            _______     _______     _______     _______     _______          _____

          Total fixed charges............  $  507.5    $  458.7    $  448.4    $  426.8    $  397.9         $266.2
                                            _______     _______     _______     _______     _______          _____
                                            _______     _______     _______     _______     _______          _____

Earnings, as defined:*
  Income from continuing
    operations...........................  $  403.0    $  413.4    $  446.8    $  150.2    $  422.7         $341.6
  Add (deduct):
    Provision for income taxes...........     207.1       179.1       176.7        90.8       187.4          183.4
    Minority interest....................      12.3        18.1        14.1         8.4        11.3           10.6
    Undistributed income of
      less than 50% owned affiliates.....      14.7           -        (1.8)       (5.7)      (16.2)         (11.6)
    Fixed charges as above...............     507.5       458.7       448.4       426.8       397.9          266.2
                                            _______     _______     _______     _______     _______          _____

          Total earnings.................  $1,144.6    $1,069.3    $1,084.2    $  670.5    $1,003.1         $790.2
                                            _______     _______     _______     _______     _______          _____
                                            _______     _______     _______     _______     _______          _____

Ratio of Earnings to Fixed Charges.......      2.3x        2.3x        2.4x        1.6x        2.5x           3.0x
                                               ____        ____        ____        ____        ____           ____
                                               ____        ____        ____        ____        ____           ____

_______________

*"Fixed charges" represents consolidated interest charges, an estimated amount representing the interest factor in rents and preferred stock dividend requirements of majority-owned subsidiaries.  "Earnings" represent the aggregate of (a)
income from continuing operations, (b) taxes based on income from continuing operations, (c) minority interest in the income of majority-owned subsidiaries that have fixed charges, (d) fixed charges and (e) undistributed (income) losses of less than 50% owned affiliates without loan guarantees.

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